                  U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB   [ ] Form N-SAR

For Period Ended: June 30, 1999
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

      Full name of Registrant:            Unified Financial Services, Inc.
      Former Name:                        Unified Holdings, Inc.
      Commission File Number:             0-22629
      IRS Employer Identification No.:    43-1797759

      431 North Pennsylvania Street
      Address of Principal Executive Office (Street and Number)

      Indianapolis, Indiana  46204-1873
      City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

   [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [x] (b) The subject report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
-------------------

State below in reasonable detail the reasons why Form 10-QSB or portion thereof could not be filed within the prescribed time period.

On June 1, 1999, Unified Financial Services, Inc. (the "Company") acquired each of Commonwealth Investment Services, Inc. ("Commonwealth") and Fully Armed Productions, Inc. ("Fully Armed").

Despite the Company's diligent efforts, completion of the Form 10-QSB has been delayed due to the substantial amount of time that has been devoted to the Company's recent acquisitions and the unanticipated difficulties in incorporating the financial information of the acquired companies into the Company's financial statements.

PART IV--OTHER INFORMATION
--------------------------

   (1) Name and telephone number of person to contact in regard to this notification:


   Timothy L. Ashburn         (317)                  534-3301
         (Name)            (Area Code)         (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes     [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes     [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   The Company anticipates that the results of operations for the three months ended June 30, 1999 will change significantly from the corresponding quarter of 1998 due to the consummation of the acquisitions of Commonwealth and Fully Armed in June 1999, which acquisitions were accounted for pursuant to the pooling-of-interests method of accounting, as well as the acquisitions of Fiduciary Counsel, Inc. and Archer Trading, Inc. in August 1998 and May 1999, respectively, which acquisitions were accounted for pursuant to the purchase method of accounting. Based upon the foregoing, the Company currently is unable to quantitatively estimate the results of operations for the three months ended June 30, 1999 with reasonable certainty.

              UNIFIED FINANCIAL SERVICES, INC.
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 16, 1999      By: /s/ Timothy L. Ashburn
                               -------------------------------------------
                               Timothy L. Ashburn, Chairman, President and
                               Chief Executive Officer